1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

February 19, 2021

VIA EDGAR

Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,423

Dear Ms. O’Neal:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,423 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares Cloud and 5G Multisector ETF, previously named iShares Cloud and Digital Infrastructure Exposure ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust December 8, 2020. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1: Please provide the Staff with a completed fee table and cost example for each Fund at least one week before effectiveness.

Response: As requested, the Trust will provide a completed fee table and cost example for the Fund at least one week prior to the filing becoming effective.

Comment 2: Please re-order the principal risks in order of importance rather than listing them alphabetically.

Response: The Trust respectfully submits that the current order of the risk factors is appropriate, and that the risk factors accurately convey the Fund’s key risks. The Trust notes that the following disclosure is included in the sections entitled “Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”:

“The order of the below risk factors does not indicate the significance of any particular risk factor.”

Securities and Exchange Commission

February 19, 2021

The Trust continues to review internally how it orders risk disclosure in light of guidance from the Division of Investment Management and recent disclosure reform proposals.

Comment 3: Please explain how the use of forward-looking assessments is consistent with Rule 35d-1 under the Investment Company Act, or the “Names Rule.”

Response: Respectfully, the Trust does not believe that the Fund’s name raises a Names Rule issue since the Names Rule does not prohibit a Fund from using, or tracking an index that uses, forward-looking assessments of revenue to identify relevant companies. Furthermore, the Trust believes the current name of the Fund accurately reflects both the Fund’s investments and risks as further disclosed to investors in the Fund’s prospectus and SAI, as described below.

The Fund seeks to track the investment results of the Morningstar® Global Digital Infrastructure & Connectivity Index (the “Underlying Index”). The Underlying Index is a new index provided by Morningstar Indexes (“Morningstar” or the “Index Provider”) which measures the performance of equity securities issued by companies positioned to experience meaningful economic benefits from providing products, services, and technologies related to cloud computing and 5G. The Index Provider makes forward-looking assessments based on revenue to identify relevant companies from the cloud computing and 5G themes. As disclosed in the Fund’s prospectus and SAI, “[t]he Index Provider identifies companies that have any revenue exposure towards a theme today and identifies any companies that have the potential to drive a material net profit increase from that theme over the next five years.” The Index Provider assigns a thematic exposure score from 0-3 to the companies in the Index Provider’s global coverage on each theme.

The Fund complies with the Names Rule by investing at least 90% of in the securities of the Underlying Index, which are selected as described above for their exposure to the Cloud and 5G sectors on a multi-sector basis. The SEC adopted the Names Rule to prohibit funds from using materially deceptive or misleading names. For example, while the Names Rule requires a registered investment company with a name suggesting that the company focuses on a particular type of investment to invest at least 80% of its assets in the type of investment suggested by its name or in particular industry or group of industries suggested by its name, the Names Rule does not specify the specific manner for assessing a type of investment or industry. Neither the Names Rule or applicable guidance suggest that a multisector fund, with exposure to emerging themes, are subject to a specific revenue test or that measurement of that exposure should only be made on a backward-looking basis. Therefore, absent such a requirement, the use of a reasonable method, such as that employed by the Index Provider, to assess the exposure to the sectors is permissible under the Names Rule.1 Please note that the Cloud and 5G sectors are not “industries” per se, as defined by third parties. Instead, they are areas of potential growth associated with a number of industry sectors, such as technology and communications services and more closely align with a type of investment.2

[1]

“As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001), 66 Fed. Reg. 8509, 8514 n.43 (Feb. 1, 2001).

[2]	It is worth noting that some of the most significant public companies exposed to growth in cloud computing, for example, have other business lines (Microsoft, Samsung and Intel, for example).

Securities and Exchange Commission

February 19, 2021

Moreover, the Fund’s name clarifies that the Fund’s investments may include companies allocated to a number of different sectors, by use of the term “Multisector.” Further, the Trust has included additional disclosure to make clear that certain companies in the Underlying Index, while involved in Cloud and/or 5G industries, may also operate other business lines that generate revenue in other industries as well. In that vein, the prospectus makes clear that companies included in the Underlying Index and/or the Fund’s holdings “may include equity securities of operating companies that focus on or have exposure to a wide variety of industries, and the economic success of certain of these companies may not be significantly tied to such technologies” under 5G Next Gen Connectivity Risk. Under Cloud-based Computing and Data Storage Risk, the prospectus makes clear that companies included in the Underlying Index and/or the Fund’s holdings “may not be exclusively or substantially exposed to cloud-based computing and data storage-related businesses (as determined by the Index Provider), but may be exposed, directly or indirectly, to the market and business risks of other companies, industries or sectors, and the Fund may be adversely affected by negative developments impacting those other companies, industries or sectors.”

Comment 4: Please explain how using “Multisector” in the name of the Fund complies with the Names Rule (since the Fund appears to be one-dimensional in terms of accessing online content).

Response: The Underlying Index consists of securities selected by an independent third party Index Provider, which measures the performance of equity securities issued by companies positioned to experience meaningful economic benefits from providing products, services, and technologies related to cloud computing and 5G. The Underlying Index provides exposure to the top 50 companies identified by the Index Provider’s equity research team as a producer of promising digital infrastructure technologies consisting of two themes, cloud computing and 5G. Although both themes look for companies that are producers of promising digital infrastructure technologies, the two themes are distinct. The cloud computing theme enables cloud computing applications through Infrastructure as a Service and Platform as a Service solutions, while the 5G theme enables next generation connectivity through fifth generation broadband cellular networks.

The Fund has included “Multisector” in its name to avoid confusion that the Underlying Index is made up entirely of securities in a single sector (such as technology). As noted above, as of September 30, 2020, there are certain companies from sectors are also represented in the Underlying Index (e.g., technology, real estate, industrials, basic materials, and communication services). The Fund, therefore, is not one-dimensional and is not solely exposed to accessing online content.

Securities and Exchange Commission

February 19, 2021

Comment 5: The Fund may invest in small, mid and large-cap stocks, but only Large-Capitalization Companies Risk is included as a principal risk. Please add Small-Capitalization Companies Risk and Mid-Capitalization Companies Risk if they are principal risks of the Fund.

Response: The Trust respectfully notes that, as of December 31, 2020, the Fund does not expect to have principal exposure to small-cap or mid-cap stocks. Currently, less than 17 percent of the index is comprised of mid-cap stocks, and less than two percent of the index is comprised of small-cap stocks.

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Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	James Hahn
Nick Cordell
Michael Gung
George Rafal
Matthew Haddadin